EXHIBIT 99

Seabridge Gold Inc.

News Release

Trading Symbols:	TSX-V: SEA	For Immediate Release
	AMEX: SA	June 30, 2006

Seabridge Gold Closes C$3.6 Million Flow-Through Financing
Proceeds to Fund 7,500 Meter Drill Program at Kerr-Sulphurets

Toronto, Canada… Seabridge Gold announced today that it has closed its previously announced private placement financing of 325,000 flow-through shares at C$11.25 per share for gross proceeds of C$3,656,250. This financing will be used to fund a 7,500 meter core drilling program at the Company’s 100% owned Kerr-Sulphurets gold/copper project located in British Columbia, Canada.

The shares issued under this private placement are subject to a four-month hold period expiring on October 30, 2006. Insiders of the Company purchased 37,000 shares of the financing. There were no commissions or finder’s fees payable on this financing.

The drill program is designed to expand the project’s known gold resource by testing for the strike and depth extensions of the Sulphurets deposit and by systematically drilling the promising new Mitchell gold zone identified in previous work (see news release dated June 15, 2006 for details). Following the program, a 43-101 Technical Report will be prepared for the Mitchell, Sulphurets and Kerr deposits.

The 2006 drill program will be executed by Falconbridge Limited’s exploration team which has worked on the project for the past three years. Falconbridge had an option to earn an interest in the Kerr-Sulphurets project from September 2002 to April 2006 when it agreed to terminate its option in return for Seabridge common shares and warrants (see news release dated April 27, 2006 for details). Exploration activities at Kerr-Sulphurets will be conducted under the supervision of William E. Threlkeld, Senior Vice President of Seabridge and a Qualified Person as defined by National Instrument 43-101.

Seabridge has acquired a 100% interest in nine North American gold resource projects. For a breakdown of the Company’s mineral resources by project and resource category please visit the Company’s website at http://www.seabridgegold.net/Resource.htm.

All resource estimates reported by the Company, with the exceptions of the historic estimates for the Grassy Mountain, Kerr-Sulphurets and Hog Ranch projects, were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

Statements relating to the estimated or expected future production and operating results and costs and financial condition of Seabridge, planned work at the Company’s projects and the expected results of such work are forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by words such as the following: expects, plans, anticipates, believes, intends, estimates, projects, assumes, potential and similar expressions. Forward-looking statements also include reference to events or conditions that will, would, may, could or should occur. Information concerning exploration results and mineral reserve and resource estimates may also be deemed to be forward-looking statements, as it constitutes a prediction of what might be found to be present when and if a project is actually developed. These forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable at the time they are made, are inherently subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: uncertainties related to raising sufficient financing to fund the planned work in a timely

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172 King Street East, 3rd Floor; Toronto, Ontario M5A 1J3
Telephone: (416) 367-9292    Facsimile: (416) 367-2711

manner and on acceptable terms; changes in planned work resulting from logistical, technical or other factors; the possibility that results of work will not fulfill projections/expectations and realize the perceived potential of the Company’s projects; uncertainties involved in the interpretation of drilling results and other tests and the estimation of gold reserves and resources; risk of accidents, equipment breakdowns and labour disputes or other unanticipated difficulties or interruptions; the possibility of environmental issues at the Company’s projects; the possibility of cost overruns or unanticipated expenses in work programs; the need to obtain permits and comply with environmental laws and regulations and other government requirements; fluctuations in the price of gold and other risks and uncertainties, including those described in the Company’s Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2004 and in the Company’s 20-F filed with the U.S. Securities and Exchange Commission (available at www.sec.gov/edgar.shtml).

Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management or its independent professional consultants on the date the statements are made.

ON BEHALF OF THE BOARD
"Rudi Fronk," President & C.E.O.

For further information please contact:
Rudi P. Fronk, President and C.E.O.
Tel: (416) 367-9292 • Fax: (416) 367-2711
Visit our website at www.seabridgegold.net Email: info@seabridgegold.net

The TSX-V Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.